Exhibit 12

tw telecom inc.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) before income taxes	$105,326	$72,498	$99,390	$49,583	$30,332	$(4,919)	$(53,820)
Interest expense (net of amounts capitalized)	65,266	65,747	87,718	80,952	84,001	93,336	105,836
Interest factor on rentals	21,463	19,691	25,810	24,843	24,344	22,452	20,541
Estimated amortization of capitalized interest	1,704	2,053	2,659	2,452	2,263	2,142	1,937

Earnings available for fixed charges	$193,759	$159,989	$215,577	$157,830	$140,940	$113,011	$74,494

Interest charges	$66,347	$67,350	$89,846	$83,721	$86,421	$96,241	$108,219
Interest factor on rentals	21,463	19,691	25,810	24,843	24,344	22,452	20,541

Fixed charges	87,810	87,041	115,656	108,564	110,765	118,693	128,760

Ratio of earnings to fixed charges (1)	2.2	1.8	1.9	1.5	1.3	—	—

(1)	The earnings for the years ended December 31, 2008 and 2007 were inadequate to cover total fixed charges. The coverage deficiencies for total fixed charges were $5.7 million and $54.3 million, respectively.